OMB APPROVAL
UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: April 30, 2009
Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Estimated average burden hours per response ..... 2.50
SEC FILE NUMBER 000-52903
CUSIP NUMBER N/A

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CMR Mortgage Fund II, LLC
Full Name of Registrant

Former Name if Applicable

62 First Street, 4th Floor
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94105
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 1 l-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CMR Mortgage Fund II, LLC (“Fund II”) was previously unable to file its Form 10-K for the year ended December 31, 2007 by the prescribed filing date because it required additional time to finalize the collateral reviews and valuation analyses on its loan portfolio and real estate owned in order to ensure proper recognition of revenues, expenses, and loan loss reserve requirements.  The additional time required to complete the Form 10-K stemmed from the well-publicized market decline in real estate values which made collateral reviews and valuation analyses more difficult and complex.  The Form 10-K was filed on July 23, 2008.  The delay in the Form 10-K resulted in a delay in Fund II’s Form 10-Q for the quarter ended March 31, 2008, which was filed on October 1, 2008, which in turn delayed the preparation and filing of Fund II’s Form 10-Q for the quarter ended June 30, 2008.  Fund II is currently finalizing Fund II’s Form 10-Q for the quarter ended June 30, 2008 and will shortly file such Form 10-Q with the SEC. It has also begun preparation of its  Form 10-Q for the quarter ended September 30, 2008. As soon as Fund II completes and files its Form 10-Q for the quarter ended June 30, 2008, it will expedite its preparation and filing of its Form 10-Q for the quarter ended September 30, 2008.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James Gala	415	974-1100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☐ Yes    ☒ No

	The registrant has not yet filed its Form 10-Q for the quarter ended June 30, 2008.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes    ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2007, revenues, net of provision for loan loss, amounted to approximately $2.1 million and operating expenses amounted to approximately $0.4 million, for net income of approximately $1.7 million.  A significant increase in loan delinquencies and loans on non-accrual status, as well as an increase in real estate owned, in the quarters leading up to September 30, 2008 over the prior year period has resulted in significant reduction in interest income.  Fund II expects to report a net loss for the quarter ended September 30, 2008 due to the reduction in net interest income, prior and current period additions to the specific reserves in the allowance for loan losses as a result of continuing reductions in fair value (as measured by contemporaneous comparable-asset transactions) of the collateral securing the loans, and realized losses on sale of real estate owned, as well as expenses associated with debt service obligations on certain real estate owned.

CMR Mortgage Fund II, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	California Mortgage and Realty, Inc., its Manager
Date	November 17, 2008	By:	/s/ David Choo
David Choo President